Exhibit (a)(1)

May 31, 2006

To:	Effected Kintera Employees

Re:	IMPORTANT: Kintera Stock Option Exchange Offer

I am extremely happy to announce that the Board of Directors has approved a special program called the Kintera Stock Option Exchange Program. As explained in more detail in the attached documents, under this program all Kintera employees, except executive officers and directors, will be able to exchange certain vested existing stock options for new unvested stock options with prices that more accurately reflect current market conditions. This program is closely regulated with very specific rules. Therefore, we will hold a meeting on June 6, 2006 at 1:00 p.m. Pacific time to explain the program in detail and to answer any questions (specifics regarding the meeting will follow in the upcoming days). Additional meetings will be scheduled if needed. In addition, we have set up an e-mail box HumanResources@kintera.com where you can send your questions. But in the interim, let me give you an overview of the program:

•	The stock option exchange program allows Kintera employees (other than executive officers and directors) to cancel stock option grants that (1) have an exercise price equal to at least $7.00 per share and (2) are currently vested but were unvested as of December 27, 2005, in exchange for the promise of an equal number of unvested replacement stock option grants.

•	If some of your stock options have an exercise price of $7.00 or more and some have exercise prices under $7.00, you can participate in the program with only those at or over $7.00.

•	The program is completely voluntary, every individual employee can choose whether or not he/she wants to participate.

•	Each replacement option will be entirely unvested on the date the replacement option is granted. Each replacement option will vest pro-rata on a daily basis over the two-year period measured from the grant date of the replacement option. No vesting credit will be given for any special acceleration of vesting that occurred on December 28, 2005.

•	Replacement options will be priced at 115% of the NASDAQ closing sale price of Kintera common stock on the date the replacement options are granted.

The details on the Kintera Option Exchange Program are in the following documents:

•	Offer to Exchange dated May 31, 2006

•	Letter of Transmittal

•	Form of Notice of Withdrawal

•	Question and Answer Document Regarding the Offer to Exchange

We urge you to read each of these documents carefully. If you would like a paper copy of any of these documents delivered to you, please contact Human Resources at (858) 795-3000 or email at HumanResources@kintera.com.

Please remember that if you decide to take part in the program, you must fill out and sign the forms included in the package. Forms must be received by The Human Resources Department in San Diego by 5:00 p.m. Pacific time on June 28, 2006. If the proper forms are not received by the deadline you will not be able to participate in this program.

I know there are many questions and we will answer each and every one of them.

Sincerely Yours,

The Kintera Management Team

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